UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2017.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2017 and 2016, and for the year ended January 31, 2017

Report of Independent Registered Public Accounting Firm

Senior Vice President, Global Total Rewards & Performance, Wal-Mart Stores, Inc. and
Administrator of the Walmart 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan as of January 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended January 31, 2017. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart 401(k) Plan at January 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended January 31, 2017, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Walmart 401(k) Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Rogers, Arkansas
July 14, 2017

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2017	2016
Assets
Investments (at fair value)	$23,244,308	$20,808,002
Cash and cash equivalents	16,650	11,391
Notes receivable from participants	952,901	—
Accrued investment income	—	2,265
Total assets	24,213,859	20,821,658

Liabilities
Due to broker	—	12,701
Accrued expenses	7,428	1,471
Total liabilities	7,428	14,172
Net assets available for benefits	$24,206,431	$20,807,486
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2017
Additions
Company contributions	$1,057,103
Associate contributions	1,509,256
Interest and dividend income	153,361
Interest income on notes receivable from participants	29,552
Other, net	1,369
Net appreciation in fair value of investments	2,669,927
Total additions	5,420,568
Deductions
Benefit payments	(1,970,810)
Administrative expenses	(40,018)
Fees on notes receivable from participants	(10,795)
Total deductions	(2,021,623)
Net increase	3,398,945
Net assets available for benefits at beginning of year	20,807,486
Net assets available for benefits at end of year	$24,206,431
See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2017
1. Description of the Plan
The following description of the Walmart 401(k) Plan (the "Plan") provides general information regarding the Plan as in effect on January 31, 2017. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Walmart" or "the Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan ("Profit Sharing") applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated in order to convert it to a safe harbor plan, allowing for matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart 401(k) Plan. The Plan has a January 31 fiscal year end ("Plan Year").
Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day investment management and control of assets) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title, with ratification of a majority of sitting committee members. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Northern Trust Company has appointed Bank of America, N.A., a subsidiary of Bank of America Corporation, as the custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan Year) will receive a Company matching contribution. The Company makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to six percent of each participant's eligible wages for the Plan Year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the primary type of Company contributions to the Plan; however, the Company may elect to make additional types of contributions to the Plan. No such additional types of contributions were made for the Plan Year ended January 31, 2017. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the "Code").

Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Wal-Mart Stores, Inc. equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Wal-Mart Stores, Inc. equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Wal-Mart Stores, Inc. equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Wal-Mart Stores, Inc. equity securities as of the date distributions are processed. To the extent the participant's Profit Sharing and contributions are not invested in Wal-Mart Stores, Inc. equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' salary reduction contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service ("IRS"), and loans. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Notes Receivable from Participants
Effective February 1, 2016, participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus one percent. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2017, include a variety of equity securities, mutual funds, bonds, and common/collective trusts.
A participant may direct the Trustee to invest any portion of his or her Profit Sharing contributions in available investment options, including Wal-Mart Stores, Inc. equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Benefits Investment Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Wal-Mart Stores, Inc. equity securities, other equity securities, and mutual funds are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan Year. Bonds are stated at fair value obtained from third party pricing services. Investments in common/collective trust funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Benefit payments are recorded when paid. Participant contributions are accrued for payperiods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart contributions to the Plan related to the Plan Year ended January 31, 2017, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2017.

3. Investments
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
At January 31, 2017 and 2016, participants may allocate their investments among 20 investment funds, (consisting of a variety of underlying equity securities, mutual funds, bonds and common/collective trusts) and may change their investment elections daily.

4. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair values. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2017 or 2016.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2017
(Amounts in thousands)	Level 1	Level 2	Total
Wal-Mart Stores, Inc. Equity Securities (a)	$2,747,917	$—	$2,747,917
Other Equity Securities (a)	1,803,359	—	1,803,359
Mutual Funds (a)	1,200,140	—	1,200,140
Bonds (b)	—	640,418	640,418
Total Investments at Fair Value	5,751,416	640,418	6,391,834
Common/Collective Trusts measured at Net Asset Value (c)(d)			16,852,474
Total Investments	$5,751,416	$640,418	$23,244,308

(a)	Fair value is based on quoted price in active market.

(b)
Fair value is based on prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

(c)	Net Asset Value provided by the issuer.

(d)
Includes investments in US Equities (Large Cap), US Equities (Small Mid Cap), International Equities, Bond Funds, Short Term Bond Funds, Short Term Investment Funds, Global Listed Infrastructures, Commodities, and Global Real Estate Investments Trusts.

	Fair Value Measurements as of January 31, 2016
(Amounts in thousands)	Level 1	Level 2	Total
Wal-Mart Stores, Inc. Equity Securities (a)	$2,905,328	$—	$2,905,328
Other Equity Securities (a)	1,069,410	—	1,069,410
Mutual Funds (a)	1,056,031	—	1,056,031
Bonds (b)	—	617,044	617,044
Total Investments at Fair Value	5,030,769	617,044	5,647,813
Common/Collective Trusts measured at Net Asset Value (c)(d)			15,160,189
Total Investments	$5,030,769	$617,044	$20,808,002

(a)	Fair value is based on quoted price in active market.

(b)
Fair value is based on prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

(c)	Net Asset Value provided by the issuer.

(d)
Includes investments in US Equities (Large Cap), US Equities (Small Mid Cap), International Equities, Bond Funds, Short Term Bond Funds, Short Term Investment Funds, Global Listed Infrastructures, Commodities, and Global Real Estate Investments Trusts.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
(Amounts in thousands)	2017	2016
Net assets available for benefits per the financial statements	$24,206,431	$20,807,486
Less: Amounts allocated to withdrawn participants	(21,239)	(13,906)
Net assets available for benefits per the Form 5500	$24,185,192	$20,793,580
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2017:

(Amounts in thousands)
Net increase per the financial statements	$3,398,945
Less: Amounts allocated to withdrawn participants at January 31, 2017	(21,239)
Add: Amounts allocated to withdrawn participants at January 31, 2016	13,906
Net increase per the Form 5500	$3,391,612
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the Internal Revenue Service in order to preserve the Plan's tax favored qualification.  The Company believes the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2014 and subsequent fiscal years.
7. Related Party and Party-In-Interest Transactions
At January 31, 2017 and 2016, the Plan held $1.2 billion and $628.6 million of common/collective trust funds managed by the Trustee, respectively. At January 31, 2017, the Plan held 41.5 thousand shares of equity securities of the Trustee, with a fair value of approximately $3.4 million. No equity securities of the Trustee were held as of January 31, 2016.
At January 31, 2017 and 2016, the Plan held 41.2 million and 43.8 million shares of equity securities of the Company, with a fair value of approximately $2.7 billion and $2.9 billion, respectively. For the year ended January 31, 2017, the Plan recorded dividend income on the equity securities of the Company of approximately $84.8 million.
At January 31, 2017 and 2016, the Plan held $7 million and $7.5 million, respectively, in bonds of Bank of America, N.A., the custodian of the Plan.
The Plan also holds equity securities, bonds, and common/collective trust funds of other companies that provide investment management services to the Plan.
These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2017

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
WAL-MART STORES, INC. EQUITY SECURITIES
WAL-MART STORES INC COM*	41,173,462	$2,747,917
TOTAL WAL-MART STORES, INC. EQUITY		2,747,917
OTHER EQUITY SECURITIES
ARIAD PHARMACEUTICALS CASH MERGER 02-16-2017	27,162	647
CYNOSURE INC CASH MERGER 03-23-2017	78,716	4,203
SURGICAL CARE CASH AND STOCK MERGER UNITEDHEALTH 2883755 03-27-2017	7,481	423
TESSERA HLDG NAME CHANGE XPERI CORP 2D1BAT2 02-23-2017	18,516	837
1ST COMWLTH FNCL CORP COM LM	308,780	4,360
2U INC COM	22,484	765
3M CO COM	11,842	2,070
AARON'S INC CLASS A	92,508	2,862
ACACIA RESH CORP COM	212,974	1,246
ACCO BRANDS CORP COM	213,577	2,723
ACHAOGEN INC COM	53,834	869
ACLARIS THERAPEUTICS INC COM	30,530	810
ACTIVISION BLIZZARD INC COM STK	7,079	285
ACXIOM CORP COM	145,991	3,810
ADIENT PLC ADIENT PLC LTD COM	2,764	175
ADOBE SYS INC COM	60,490	6,858
ADR AVADEL PHARMACEUTICALS PLC SPONSOREDADR	148,501	1,380
ADR WNS HLDGS LTD SPONSORED ADR	104,345	2,968
ADVANCED MICRO DEVICES INC COM	188,520	1,955
ADVANSIX INC COM	256	7
AERIE PHARMACEUTICALS INC COM	16,143	709
AETNA INC	12,181	1,445
AFLAC INC COM	16,654	1,166
AGCO CORP COM	45,841	2,879
AGILENT TECHNOLOGIES INC COM	20,607	1,009
AIR PROD & CHEM INC COM	2,444	342
AKAMAI TECHNOLOGIES INC COM STK	9,160	628
AKORN INC COM	74,870	1,430
ALBEMARLE CORP COM	54,757	5,073
ALEXANDRIA REAL ESTATE EQUITIES INC COM	44,186	4,897
ALEXION PHARMACEUTICALS INC COM	9,970	1,303
ALLERGAN PLC. COM STK	13,023	2,851
ALLIANT ENERGY CORP COM	131,284	4,943
ALLISON TRANSMISSION HOLDING	41,036	1,435

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
ALLSCRIPTS HEALTHCARE SOLUTIONS INC	100,400	1,176
ALLSTATE CORP COM	5,076	382
ALLY FINL INC COM	151,585	3,201
ALPHABET INC CAP STK CL A CAP STK CL A	12,275	10,068
ALPHABET INC CAP STK CL C CAP STK CL C	9,666	7,702
ALTRIA GROUP INC COM	10,991	782
AMAG PHARMACEUTICALS INC COM STK	88,721	2,138
AMAZON COM INC COM	9,944	8,189
AMC ENTMT HLDGS INC CL A COM CL A COM	65,735	2,219
AMC NETWORKS INC CL A	76,517	4,388
AMDOCS ORD	106,287	6,240
AMER ELEC PWR CO INC COM	16,535	1,059
AMER FINL GROUP INC OH COM STK	2,500	215
AMERICAN EQUITY INVT LIFE HLDG CO COM	194,165	4,582
AMERICAN WTR WKS CO INC NEW COM	13,100	962
AMERICAS CAR-MART INC COM	17,890	750
AMERIPRISE FINL INC COM	52,107	5,850
AMERISOURCEBERGEN CORP COM	113,041	9,866
AMN HEALTHCARE SVCS INC COM	109,616	3,930
AMTRUST FINL SVCS INC COM	114,015	3,009
ANDERSONS INC COM	32,689	1,234
ANTERO RES CORP COM	101,895	2,487
APOGEE ENTERPRISES INC COM	86,519	4,939
APPLE INC COM STK	84,910	10,304
APPLIED MATERIALS INC COM	84,520	2,895
ARGAN INC COM	12,888	950
ARRIS INTERNATIONAL LTD COM	84,800	2,424
ARROW ELECTR INC COM	8,500	625
ASPEN INSURANCE HLDGS COM	23,489	1,325
ASSURANT INC COM	24,900	2,419
ASSURED GUARANTY LTD COMMON STK	74,268	2,890
ASTEC INDS INC COM	11,616	813
AT&T INC COM	53,257	2,245
ATLAS AIR WORLDWIDE HLDGS INC COM NEW STK	103,555	5,463
AUTOZONE INC COM	9,180	6,655
AVERY DENNISON CORP COM	9,334	682
AVEXIS INC COM	13,089	730
AVNET INC COM	168,500	7,825
AVON PRODUCTS INC COM	86,000	505
AXIS CAPITAL HOLDINGS LTD COM	13,427	859
BANCORP INC DEL COM STK	284,815	1,706
BANK OF THE OZARKS INC COM	223,329	12,254
BANKUNITED INC	42,584	1,627
BARNES GROUP INC COM	32,392	1,559

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
BEACON ROOFING SUPPLY INC COM	32,341	1,416
BERKLEY W R CORP COM	13,080	879
BERKSHIRE HATHAWAY INC-CL B	19,915	3,269
BERRY PLASTICS GROUP INC COM	18,605	949
BIG LOTS INC COM	111,801	5,590
BIO RAD LABS INC CL A	5,737	1,090
BIOGEN INC COMMON STOCK	7,899	2,190
BIOTELEMETRY INC COM	40,027	923
BLACK BOX CORP DEL COM	50,473	674
BLACK KNIGHT FINL SVCS INC CL A	28,744	1,048
BLACKHAWK NETWORK HLDGS INC COMMON STOCK	71,290	2,545
BLOOMIN BRANDS INC COM	130,325	2,230
BOEING CO COM	23,066	3,769
BOFI HLDG INC COM STK	44,645	1,317
BOJANGLES INC COM	42,344	838
BOOZ ALLEN HAMILTON HLDG CORP CL A COM STK	193,716	6,551
BRANDYWINE RLTY TR SH BEN INT NEW REIT	288,100	4,638
BRINKER INTL INC COM	49,000	2,181
BRISTOL MYERS SQUIBB CO COM	35,900	1,765
BRIXMOR PPTY GROUP INC COM	305,452	7,371
BROADCOM LIMITED COM NPV	41,930	8,365
BROADRIDGE FINL SOLUTIONS INC COM STK	179,971	11,973
BROADSOFT INC COM	30,591	1,285
BRUKER CORP	113,406	2,691
BRUNSWICK CORP COM	15,027	900
BSTN PPTYS INC	20,190	2,643
BUNGE LTD	45,370	3,140
BWX TECHNOLOGIES INC COM	151,925	6,303
C H ROBINSON WORLDWIDE INC COM NEW	37,529	2,854
C R BARD	17,027	4,041
CABLE ONE INC COM	14,455	9,141
CABOT OIL & GAS CORP COM	136,000	2,921
CAESARSTONE LTD	22,545	684
CALAMP CORP COM	252,703	3,796
CALLAWAY GOLF CO COM	73,229	830
CALLIDUS SOFTWARE INC COM STK	328,167	6,055
CAMDEN PPTY TR SH BEN INT	34,313	2,868
CAMPING WORLD HLDGS INC CL A	3,076	97
CANADIAN PAC RY LTD COM NPV	42,439	6,414
CANTEL MEDICAL CORP COM	10,405	805
CAPITAL SR LIVING CORP COM	143,321	2,389
CARA THERAPEUTICS INC COM	65,011	996
CARDINAL HLTH INC	26,100	1,956
CARDIOVASCULAR SYS INC DEL COM	35,319	872

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
CARDTRONICS PLC CARDTRONICS PLC	69,680	3,803
CARE CAP PPTYS INC COM	15,842	391
CARLISLE COMPANIES INC COM	11,003	1,201
CARRIZO OIL & GAS INC COM	32,484	1,149
CASEYS GEN STORES INC COM	67,303	7,733
CAVIUM INC COM	59,790	3,959
CBOE HOLDINGS INC COM	34,900	2,779
CELGENE CORP COM	82,476	9,580
CENTENE CORP DEL COM	37,439	2,369
CENTERPOINT ENERGY INC COM	11,735	308
CENTRAL GARDEN & PET CO COM	19,004	624
CEVA INC COM	22,186	784
CHARLES RIV LABORATORIES INTL INC COM	39,448	3,187
CHEMICAL FINL CORP COM	133,362	6,592
CHEVRON CORP COM	6,125	682
CHICAGO BRDG & IRON CO N V COM NV	87,990	2,922
CHILDRENS PL INC NEW COM	6,170	598
CHOICE HOTELS INTL INC COM	5,097	283
CHURCH & DWIGHT INC COM	159,751	7,224
CHURCHILL DOWNS INC COM	12,692	1,819
CIENA CORP COM NEW	40,000	974
CIMAREX ENERGY CO COM	1,470	199
CIRCOR INTL INC COM	19,948	1,242
CIRRUS LOGIC INC COM	10,737	648
CISCO SYSTEMS INC	89,677	2,755
CLOVIS ONCOLOGY INC	13,467	873
CLUBCORP HLDGS INC COM	270,111	4,457
CME GROUP INC COM STK	69,980	8,473
CMS ENERGY CORP COM	17,423	742
CNO FINL GROUP INC COM	128,910	2,438
COCA COLA CO COM	27,022	1,123
COGNEX CORP COM	13,549	915
COHERENT INC COM	15,838	2,498
COLFAX CORP COM	9,600	374
COLGATE-PALMOLIVE CO COM	24,187	1,562
COLUMBIA SPORTSWEAR CO COM	39,500	2,148
COM ALCOA CORPORATION COM	4,948	180
COMCAST CORP NEW-CL A	92,323	6,963
COMERICA INC COM	56,700	3,829
COML METALS CO COM	36,964	755
CONAGRA BRANDS INC COM	23,855	932
CONDUENT INC COM	16,860	252
CONSTELLATION BRANDS INC CL A	29,806	4,464
COOPER COS INC COM NEW	13,806	2,549

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
COOPER-STANDARD HOLDING COM	6,800	716
CORECIVIC INC COM	45,994	1,336
CORE-MARK HLDG CO INC COM	69,901	2,442
CORNERSTONE ONDEMAND INC COM	86,178	3,507
COSTAR GROUP INC COM	6,923	1,399
CRANE CO COM	34,465	2,483
CROWN CASTLE INTL CORP NEW COM	59,933	5,264
CROWN HLDGS INC COM	25,433	1,378
CSRA INC COM	26,185	812
CURTISS WRIGHT CORP COM	53,858	5,281
CYBEROPTICS CORP COM	20,332	732
CYPRESS SEMICONDUCTOR CORP COM	282,179	3,330
DANAHER CORP COM	49,160	4,126
DARDEN RESTAURANTS INC COM	1,729	127
DAVE & BUSTERS ENTMT INC COM	17,494	953
DAVITA INC COM	591	38
DDR CORP COM	96,627	1,467
DEAN FOODS CO NEW COM NEW COM	22,100	439
DEL TACO RESTAURANTS INC NEW COM	70,335	959
DELL TECHNOLOGIES INC COM CL V	4,361	275
DELPHI AUTOMOTIVE PLC	2,817	197
DEVRY EDUCATION GROUP INC	25,400	851
DEXCOM INC COM	79,070	6,258
DIAMONDBACK ENERGY INC COM	49,345	5,190
DICKS SPORTING GOODS INC OC-COM	8,914	460
DIGITALGLOBE INC COM NEW	81,577	2,288
DISCOVER FINL SVCS COM STK	138,093	9,567
DOMINOS PIZZA INC COM	18,990	3,315
DOMTAR CORP COM NEW	12,501	546
DR PEPPER SNAPPLE GROUP INC COM STK	29,631	2,702
DRIL-QUIP INC COM	2,319	144
DTE ENERGY CO COM	32,800	3,235
DUN & BRADSTREET CORP DEL NEW COM	19,305	2,367
DYCOM INDS INC COM	29,197	2,355
E TRADE FINL CORP FORMERLY E TRADE GROUPINC TO 10/01/2003 COM NEW	69,650	2,608
EAGLE MATLS INC COM	48,750	5,098
EAGLE PHARMACEUTICALS INC COM	10,079	698
EAST WEST BANCORP INC COM	78,830	4,055
EBIX INC FORMERLY EBIX COM INC	6,520	362
ECHOSTAR CORPORATION	16,811	856
EDGEWELL PERS CARE CO COM	31,247	2,464
EDWARDS LIFESCIENCES CORP COM	74,810	7,200
ELECTR ARTS COM	66,617	5,558

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
ELECTRONICS FOR IMAGING INC COM	21,454	964
ELLIS PERRY INTL INC COM	30,066	709
EMCOR GROUP INC COM	11,312	788
ENDO INTL LTD COM STK	63,300	775
ENDOLOGIX INC COM	241,242	1,655
ENERGEN CORP COM	46,104	2,485
ENERGIZER HLDGS INC NEW COM	104,263	5,262
ENSCO PLC SHS CLASS A COM	37,560	410
ENTERGY CORP NEW COM	7,200	516
EOG RESOURCES INC COM	76,170	7,737
EQTY LIFESTYLE PPTYS INC REIT	14,318	1,059
EQUIFAX INC COM	81,570	9,567
ESSENDANT INC	20,465	428
EVERCORE PARTNERS INC CL A	12,358	957
EVEREST RE GROUP COM	20,636	4,538
EXACT SCIENCES CORP COM	184,820	3,502
EXELIXIS INC COM STK	64,712	1,173
EXELON CORP COM	16,730	600
EXPEDIA INC DEL COM NEW	52,750	6,414
EXPRESS INC COM	225,618	2,398
EXXON MOBIL CORP COM	45,976	3,857
F N B CORP PA COM	400,275	5,980
F5 NETWORKS INC COM STK	24,644	3,303
FACEBOOK INC CL A	103,377	13,472
FACTSET RESH SYS INC COM STK	37,418	6,475
FAIRMOUNT SANTROL HLDGS INC COMMON STOCK	71,744	898
FEDT INVESTORS INC CL B	31,539	820
FID NATL FINL INC NEW FORMERLY FID FNFV GROUP COM STK	5,800	75
FIESTA RESTAURANT GROUP INC COM	113,176	2,977
FINANCIAL ENGINES INC COM	30,851	1,189
FINISAR CORPORATION COMMON STOCK	61,455	1,817
FIREEYE INC COM	255,973	3,468
FIRST REP BK SAN FRANCISCO CALIF NEW COM	1,949	184
FIRSTENERGY CORP COM	100,399	3,044
FISERV INC COM	3,112	334
FIVE9 INC COM	179,496	2,775
FLEETCOR TECHNOLOGIES INC COM	12,700	1,873
FLEX LTD FLEX LTD	47,894	750
FLIR SYS INC COM	138,229	4,884
FLOWERS FOODS INC COM	121,700	2,447
FORTINET INC COM	17,100	569
FORTIS INC COM STK	103,608	3,330
FORTIVE CORP COMMON STOCK	6,871	380
FOSTER L B CO CL A	104,524	1,568

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
FRANKS INTERNATIONAL NVRY5H0	6,321	75
GALLAGHER ARTHUR J & CO COM	2,461	132
GARTNER INC COM	13,660	1,357
GENTHERM INC COM NPV	57,436	2,033
GIBRALTAR INDS INC COM	16,403	720
GIGAMON INC COM	15,204	504
GLAUKOS CORP COM	15,977	659
GODADDY INC CL A	42,784	1,529
GOGO INC COM	167,201	1,530
GOLDMAN SACHS GROUP INC COM*	47,953	10,997
GRAND CANYON ED INC COM STK	12,784	754
GREAT PLAINS ENERGY INC COM	1,186	33
GREAT WESTN BANCORP INC COM	128,500	5,493
GREEN DOT CORP COM STK	166,192	4,454
GRIFFON CORP COM	33,575	854
GTT COMMUNICATIONS INC COM	28,103	794
GULFPORT ENERGY CORP COM NEW	212,795	4,447
HALLIBURTON CO COM	123,230	6,971
HANESBRANDS INC COM STK	364,437	8,641
HANOVER INS GROUP INC COM	34,200	2,871
HARRIS CORP COM	85,709	8,803
HARTFORD FINL SVCS GROUP INC COM	17,000	828
HASBRO INC COM	14,636	1,208
HAWAIIAN ELEC INDS INC COM	82,190	2,752
HCP INC COM REIT	108,000	3,275
HEALTHSOUTH CORP COM NEW STK	178,084	6,913
HEARTLAND FINL USA INC COM STK	15,613	731
HELEN TROY LTD COM STK	50,855	4,745
HENRY SCHEIN INC COMMON STOCK	4,618	738
HESKA CORP COM RESTRICTED NEW STOCK	8,326	663
HEXCEL CORP NEW COM	24,502	1,258
HIGHWOODS PPTYS INC COM	70,400	3,619
HOME BANCSHARES INC COM	93,872	2,529
HOME DEPOT INC COM	94,865	13,052
HONEYWELL INTL INC COM STK	617	73
HOOKER FURNITURE CORP COM	21,504	714
HORIZON GLOBAL CORP COM	33,734	660
HORMEL FOODS CORP COM	154,926	5,624
HOST HOTELS & RESORTS INC REIT	21,043	380
HOSTESS BRANDS INC CL A CL A	228,609	3,267
HP INC COM	53,000	798
HUBBELL INC COM	33,400	4,077
HUDSON PACIFIC PROPERTIES INC COM	70,200	2,486
HUDSON TECHNOLOGIES INC COM STK	101,475	737

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
HUNTINGTON INGALLS INDS INC COM	40,424	7,841
HURON CONSULTING GROUP INC COM STK	35,052	1,588
IAC / INTERACTIVECORP COM	11,804	812
IBERIABANK CORP COM	9,058	744
ICF INTL INC COM STK	14,981	779
ICU MED INC COM	19,939	2,734
IDACORP INC COM	62,300	4,985
IDEXX LABS INC COM	23,790	2,910
II-VI INC COM	26,925	983
IMPERVA INC	19,439	812
IMPINJ INC COM	24,395	859
INDEPENDENT BK GROUP INC COM	13,582	844
INFINERA CORP COM STK	160,632	1,447
INGREDION INC COM	11,222	1,439
INNOSPEC INC COM STK	11,308	807
INPHI CORP COM	25,101	1,150
INSTALLED BLDG PRODS INC COM	24,911	1,019
INTEGRA LIFESCIENCES HLDG CORP COM DESP	67,731	2,826
INTEGRATED DEVICE TECHNOLOGY INC COM	133,670	3,367
INTEL CORP COM	30,467	1,122
INTERCEPT PHARMACEUTICALS INC COM	8,313	912
INTERDIGITAL INC PA FOR FUTURE ISSUES SEE 458660 COM	10,117	945
INTERFACE INC COM	203,800	3,709
INTERNATIONAL BUSINESS MACHS CORP COM	3,910	682
INTERXION HOLDING NV COM	90,601	3,482
INTL FLAVORS & FRAGRANCES INC COM	46,103	5,404
INTUIT COM	48,140	5,708
INTUITIVE SURGICAL INC COM NEW STK	1,240	859
INVENTURE FOODS INC COM STK	145,487	871
IPG PHOTONICS CORP COM	7,245	833
IROBOT CORP COM	27,382	1,658
J & J SNACK FOODS CORP COM STK NPV	28,900	3,687
J2 GLOBAL INC COM	78,174	6,552
JABIL CIRCUIT INC COM	125,800	3,017
JACK HENRY & ASSOC INC COM	111,504	10,011
JACK IN THE BOX INC COM	37,302	4,026
JOHN BEAN TECHNOLOGIES CORP COM STK	11,089	958
JOHNSON & JOHNSON COM	28,845	3,267
JOHNSON CTLS INTL PLC COM	4,373	192
JUNIPER NETWORKS INC COM	116,600	3,123
KAPSTONE PAPER & PACKAGING CORP KAPSTONEPAPER AND PACKAGING CORP COMMON STOCK	278,705	6,683
KATE SPADE & COMPANY COM	49,510	916
KBR INC COM	65,800	1,119

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
KEYSIGHT TECHNOLOGIES INC COM	18,043	669
KIMBERLY-CLARK CORP COM	18,007	2,181
KLX INC COM	17,265	846
KORN / FERRY INTL COM NEW	66,895	1,943
KRATOS DEFENSE & SECURITY SOLUTIONS INC	115,196	949
L3 TECHNOLOGIES INC COM	19,149	3,039
LAM RESH CORP COM	93,554	10,746
LAMB WESTON HLDGS INC COM	7,951	297
LANDSTAR SYS INC COM	31,464	2,662
LANNETT INC COM	317,630	6,400
LCI INDUSTRIES COM	7,854	862
LEAR CORP COM NEW COM NEW	380	54
LENDINGTREE INC NEW COM	14,619	1,636
LIBERTY INTERACTIVE CORP LIBERTY VENTURES COM SER A NEW SER A NEW	47,271	2,063
LIBERTY PPTY TR SH BEN INT	1,657	64
LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK	29,990	3,179
LITTELFUSE INC COM	5,583	880
LIVE NATION ENTERTAINMENT INC	45,608	1,305
LKQ CORP COM LKQ CORP	59,876	1,911
LOCKHEED MARTIN CORP COM	33,320	8,374
LOGMEIN INC COM	31,133	3,365
LOWES COS INC COM	27,416	2,004
LOXO ONCOLOGY INC COM	29,217	1,146
LSB INDS INC COM	318,467	2,710
LSC COMMUNICATIONS INC COM	7,300	191
LUMENTUM HLDGS INC COM	100,428	3,811
LYDALL INC COM	12,655	772
LYON WILLIAM HOMES CL A NEW COM	115,246	2,034
MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC COM STK	17,418	828
MACYS INC COM STK	93,800	2,771
MAGELLAN HEALTH INC COM NEW	13,400	1,004
MALLINCKRODT PLC COMMON STOCK	53,000	2,583
MANHATTAN ASSOCS INC COM	38,335	1,965
MANPOWERGROUP INC	47,093	4,495
MARKETAXESS HLDGS INC COM STK	47,181	8,835
MARVELL TECH GROUP COM	239,448	3,561
MASIMO CORP COM STK	8,755	644
MASONITE INTL CORP NEW COM	49,835	3,319
MASTEC INC COM	47,903	1,784
MASTERCARD INC CL A	122,837	13,061
MAXIMUS INC COM	77,691	4,284
MAXLINEAR INC-CLASS A	191,335	4,894
MC DONALDS CORP COM	18,182	2,229

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
MCGRATH RENTCORP COM	22,402	858
MCKESSON CORP	22,790	3,171
MDU RES GROUP INC COM	10,424	306
MEDICINES COMPANY COM	62,384	2,249
MEDTRONIC PLC COMMON STOCK	3,731	284
MELLANOX TECHNOLOGIES LTD COM STK	72,925	3,453
MERCK & CO INC NEW COM	52,557	3,258
MERCURY SYSTEMS INC	24,437	824
MERIT MED SYS INC COM	9,962	253
META FINL GROUP INC COM	8,715	766
MFB NTGI COLL DLY GOVT STIF	9,331,235	9,331
MGM RESORTS INTERNATIONAL COM	146,010	4,205
MICROCHIP TECHNOLOGY INC COM	132,650	8,934
MICROSEMI CORP COM	14,841	789
MICROSOFT CORP COM	249,524	16,132
MILLER HERMAN INC COM	77,228	2,410
MINDBODY INC COM CL A	42,399	1,032
MKS INSTRS INC COM	13,700	903
MLP LAZARD LTD CL A	134,019	5,693
MLP SUNOCO LOGISTICS PARTNERS L P COM UNITS	140,881	3,595
MODINE MFG CO COM STK	69,731	948
MOLINA HEALTHCARE INC COM	101,288	5,745
MONOLITHIC PWR SYS INC COM	10,295	898
MONRO MUFFLER BRAKE INC COM	41,613	2,493
MORNINGSTAR INC COM STK	8,147	620
MOTOROLA SOLUTIONS INC	59,183	4,777
MSCI INC COMMON	66,259	5,483
MUELLER WTR PRODS INC COM SER A STK	61,451	827
MURPHY USA INC COM	20,151	1,284
N V R INC COM	1,508	2,802
NANOMETRICS INC COM DELAWARE	36,347	934
NATIONAL CINEMEDIA INC COM	18,087	265
NATIONAL GEN HLDGS CORP COM	49,351	1,209
NAVIGANT CONSULTING INC COM	33,993	840
NAVISTAR INTL CORP NEW COM	17,800	485
NEENAH PAPER INC COM	9,828	807
NETAPP INC COM STK	101,100	3,874
NETGEAR INC COM	13,537	770
NEWFIELD EXPLORATION	70,200	2,814
NEWMARKET CORP COM	10,722	4,623
NEXSTAR MEDIA GROUP INC CL A	13,772	901
NEXTERA ENERGY INC COM	34,792	4,304
NIELSEN HOLDINGS PLC COMSTK	146,242	5,983
NIKE INC CL B	22,450	1,188

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
NISOURCE INC COM	28,087	628
NOBLE CORP PLC COMMON STOCK	133,700	902
NORDSON CORP COM	82,052	9,315
NORTHERN TR CORP COM*	41,500	3,443
NORTHROP GRUMMAN CORP COM	10,942	2,507
NORTHWESTERN CORP COM NEW	82,056	4,686
NOVADAQ TECHNOLOGIES INC COM	239,669	1,620
NU SKIN ENTERPRISES INC CL A	28,700	1,489
NUANCE COMMUNICATIONS INC COM	114,100	1,810
NUTRI SYS INC NEW COM	21,683	717
NUVASIVE INC COM	22,200	1,571
O REILLY AUTOMOTIVE INC NEW COM	15,950	4,183
OASIS PETE INC NEW COM STK	55,377	783
OCEANEERING INTL INC COM	7,113	198
OCEANFIRST FINL CORP COM	31,579	897
OCLARO INC COM NEW	90,434	887
OFG BANCORP COM	464,244	6,151
OMEGA HEALTHCARE INVS INC REIT	164,361	5,271
OMEGA PROTEIN CORP COM	49,901	1,245
ON ASSIGNMENT INC COM	137,549	6,228
ON DECK CAP INC COM	177,383	892
ON SEMICONDUCTOR CORP COM	269,698	3,592
OPEN TEXT CORP COM	78,280	2,683
ORACLE CORP COM	12,231	491
ORASURE TECHNOLOGIES INC COM	92,949	820
ORBITAL ATK INC COM	42,643	3,708
ORBOTECH LTD SH COM	30,559	1,066
OSHKOSH CORPORATION	12,245	853
OSI SYS INC COM	48,786	3,643
OWENS CORNING NEW COM STK	60,013	3,316
OWENS ILL INC COM NEW	105,515	1,994
PAC PREMIER BANCORP COM	23,300	917
PACIRA PHARMACEUTICALS INC COM	50,813	1,954
PALO ALTO NETWORKS INC COM	19,650	2,900
PANERA BREAD CO CL A	12,650	2,645
PAPA JOHNS INTL INC COM	7,194	613
PARAMOUNT GROUP INC COM	121,021	2,020
PARKER-HANNIFIN CORP COM	1,834	270
PARSLEY ENERGY INC CL A	188,631	6,644
PARTY CITY HOLDCO INC COM	61,960	895
PATRICK INDS INC COM	9,686	792
PATTERSON COS INC COM	117,082	4,872
PBF ENERGY INC CL A	231,849	5,377
PDF SOLUTIONS INC COM	149,490	3,365

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
PENN NATL GAMING INC COM	112,718	1,553
PEPSICO INC COM	41,127	4,268
PERFICIENT INC COM STK	47,268	838
PERKINELMER INC COM	87,656	4,662
PERRIGO COMPANY LIMITED COM	37,900	2,886
PFD BK L A CAL COM	18,097	1,003
PFIZER INC COM	100,813	3,199
PHILIP MORRIS INTL COM STK NPV	90,970	8,745
PIONEER ENERGY SVCS CORP COM	137,325	865
PK NATL CORP COM	7,149	792
PLANET FITNESS INC CL A	110,653	2,328
PNM RES INC COM	8,300	286
POLYONE CORP COM	75,502	2,575
POPULAR INC COM NEW COM	60,680	2,696
POWER SOLUTIONS INTL INC COM NEW	48,937	362
PPDC ENERGY INC COM	46,373	3,429
PPG IND INC COM	30,220	3,022
PPL CORP COM ISIN US69351T1060	54,570	1,901
PREMIER INC CL A	133,671	4,259
PRESTIGE BRANDS HLDGS INC COM	86,862	4,583
PRIMERICA INC COM	11,229	847
PRINCIPAL FINL GROUP INC COM STK*	73,515	4,197
PROCTER & GAMBLE COM NPV	56,176	4,921
PROOFPOINT INC COM	42,136	3,378
PROSPERITY BANCSHARES INC COM	90,061	6,541
PRUDENTIAL FINL INC COM*	15,270	1,605
PS BUSINESS PKS INC CALIF COM	38,559	4,320
PTC INC COM	18,531	974
PVH CORP COM	40,767	3,824
PVTPL DELUXE CORP COM STK	38,920	2,835
QUANTA SVCS INC COM	76,008	2,728
QUEST DIAGNOSTICS INC COM	92,013	8,458
QUOTIENT TECHNOLOGY INC COM	140,511	1,496
RAYMOND JAMES FNCL INC COM STK	26,398	1,978
REALPAGE INC COM STK	27,924	854
RED HAT INC COM	984	75
REGAL ENTMT GROUP CL A	11,117	252
REGENCY CTRS CORP COM	8,935	623
REGENXBIO INC COM	35,252	652
REINSURANCE GROUP AMER INC COM NEW STK	4,801	602
RENAISSANCE RE HLDGS LTD COM	591	81
RESMED INC COM	113,326	7,654
RESOLUTE ENERGY CORP COM NEW	23,163	1,065
RETAIL PPTYS AMER INC CL A	17,500	262

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
RICE ENERGY INC COM	78,500	1,557
RING ENERGY INC COM	61,368	810
ROCKWELL AUTOMATION	48,727	7,211
ROSS STORES INC COM	133,376	8,817
RSP PERMIAN INC COM	135,401	5,763
RUDOPLH TECHNOLOGIES INC COM	40,216	923
S&P GLOBAL INC COM	18,376	2,208
SAIA INC COM STK	9,988	480
SALESFORCE COM INC COM STK	53,980	4,270
SANCHEZ ENERGY CORP COM	63,162	838
SANDERSON FARMS INC COM	7,900	719
SAREPTA THERAPEUTICS INC COM	43,182	1,341
SCHLUMBERGER LTD COM COM	21,090	1,765
SCHULMAN A INC COM	95,295	3,288
SCHWAB CHARLES CORP COM NEW	153,640	6,336
SCIENCE APPLICATIONS INTL CORP NEW COM	9,505	774
SCOTTS MIRACLE-GRO CLASS'A'COM NPV	11,275	1,037
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	100,461	7,651
SEMTECH CORP COM	25,972	856
SENSIENT TECHNOLOGIES CORP COM	47,655	3,658
SERVICE CORP INTL COM	219,898	6,406
SHERWIN-WILLIAMS CO COM	23,492	7,137
SHIRE PLC ADR	22,710	3,811
SHUTTERFLY INC COM	31,394	1,611
SIGNATURE BK NY N Y COM	17,479	2,753
SIGNET JEWELERS LTD ORD	9,453	734
SILGAN HLDGS INC COM	26,873	1,572
SILICON LABORATORIES INC COM	10,070	657
SIMON PROPERTY GROUP INC COM	15,081	2,771
SKECHERS U S A INC CL A CL A ISIN #US8305661055	70,000	1,758
SKYWEST INC COM	16,879	598
SKYWORKS SOLUTIONS INC COM	29,773	2,731
SL GREEN RLTY CORP COM STK	24,750	2,697
SM ENERGY CO COM	38,802	1,184
SMITH A O CORP COM	48,798	2,379
SNAP-ON INC COM	55,627	10,098
SNYDERS-LANCE INC COM	83,077	3,188
SOUTH ST CORP COM	25,775	2,304
SOUTHWESTERN ENERGY CO COM	447,745	4,034
SPARTAN MTRS INC COM	93,744	741
SPIRIT AEROSYSTEMS HLDGS INC CL A	19,480	1,170
SPLUNK INC COMSTK COM	40,400	2,338
STAG INDL INC COM	145,238	3,361
STAMPS COM INC COM NEW	6,612	804

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
STANLEY BLACK & DECKER INC COM	6,096	756
STARBUCKS CORP COM	18,650	1,030
STEEL DYNAMICS INC COM	77,900	2,634
STERICYCLE INC COM	1,789	138
STERIS PLC NEW STERIS LTD COMSTK	146,654	10,388
SUMMIT MATLS INC CL A	32,267	810
SUN TR BANKS INC COM*	6,932	394
SUPERNUS PHARMACEUTICALS INC COM STK	83,572	2,261
SVB FINANCIAL GROUP COMMON STOCK	15,900	2,738
SWIFT TRANSN CO CL A COM STK	130,820	2,987
SYNAPTICS INC COM	2,900	164
SYNCHRONOSS TECHNOLOGIES INC COM STK	153,047	5,895
SYNCHRONY FINL COM	75,227	2,695
SYNERGY PHARMACEUTICALS INC FLA COM NEW	173,912	1,230
SYNNEX CORP COM STK	8,100	973
SYNOPSYS INC COM	2,120	133
SYNOVUS FINL CORP COM NEW	62,500	2,605
SYSCO CORP COM	18,710	982
TABLEAU SOFTWARE INC CL A	31,590	1,511
TANGER FACTORY OUTLET CTRS INC COM	174,192	5,956
TAUBMAN CTRS INC COM	5,513	391
TCF FNCL CORP COM	85,348	1,481
TEAM INC COM STK	52,449	1,762
TECH DATA CORP COM	29,716	2,543
TEGNA INC COM	87,100	1,995
TELADOC INC COM	40,657	813
TELEFLEX INC COM	37,274	6,252
TELIGENT INC NEW COM	246,137	1,723
TENNECO INC	24,278	1,638
TERADYNE INC COM	87,810	2,492
TEREX CORP NEW COM	116,320	3,699
TESARO INC COM	5,913	963
TETRA TECH INC NEW COM	19,006	831
TEXTRON INC COM	70,200	3,325
THE PRICELINE GROUP INC	2,720	4,284
THOR INDS INC COM STK	7,224	748
TIDEWATER INC COM	632,338	1,391
TIME INC NEW COM	39,932	769
TITAN INTL INC ILL COM	76,850	1,021
TIVITY HEALTH INC COM	33,368	856
TOLL BROS INC COM	32,745	1,027
TORO CO COM	1,498	88
TRACTOR SUPPLY CO COM	81,162	5,979
TRIBUNE MEDIA COMPANY CLASS A COMMON STOCK	61,600	1,777

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
TRIMBLE INC COM TRIMBLE INC	51,440	1,524
TRIUMPH GROUP INC NEW COM	115,857	3,099
TRUECAR INC COM	91,262	1,200
TTM TECHNOLOGIES INC COM	46,155	684
TUTOR PERINI CORP COM	25,363	756
TWILIO INC CL A	5,900	170
TWITTER INC COM	84,400	1,487
U S CONCRETE INC COMMON STOCK	20,710	1,357
U S SILICA HLDGS INC	12,904	763
U.S. CELLULAR CORP COM	6,890	307
ULTA BEAUTY INC COM STK	7,870	2,143
ULTRA CLEAN HLDGS INC COM	69,340	869
UMPQUA HLDGS CORP COM	147,580	2,702
UNION PAC CORP COM	56,450	6,016
UNITED NAT FOODS INC COM	28,130	1,286
UNITED STS STL CORP NEW COM	42,000	1,374
UNITEDHEALTH GROUP INC COM	6,030	977
UNIVEST CORP PA COM	27,240	767
UNVL HEALTH SERVICES INC CL B COM	4,936	556
VAIL RESORTS INC COM	12,866	2,207
VANTIV INC COM	25,962	1,616
VASCO DATA SEC INTL INC COM	119,840	1,822
VEEVA SYS INC CL A COM	15,597	660
VERIFONE SYSTEMS INC COM	450,660	8,188
VERIZON COMMUNICATIONS COM	71,011	3,480
VERSUM MATLS LLC COM	6,186	173
VERTEX PHARMACEUTICALS INC COM	13,170	1,131
VIAD CORP COM NEW	17,584	771
VIAVI SOLUTIONS INC COM NPV	416,606	3,729
VISA INC COM CL A STK	107,422	8,885
VISTEON CORP COM NEW	42,439	3,801
VONAGE HLDGS CORP COM	110,934	787
VOYA FINL INC COM	181,138	7,285
VWR CORP COM	8,627	224
WAGEWORKS INC COM	71,063	5,127
WALGREENS BOOTS ALLIANCE INC COM	7,973	653
WALT DISNEY CO	12,121	1,341
WASHINGTON PRIME GROUP NEW COM	79,665	769
WASTE CONNECTIONS INC COM	118,151	9,488
WATERS CORP COM	8,204	1,162
WEBSTER FNCL CORP WATERBURY CONN COM	23,899	1,255
WELLCARE HLTH PLANS INC COM	21,389	3,113
WELLS FARGO & CO NEW COM STK	44,637	2,514
WESCO AIRCRAFT HOLDINGS INC	146,213	2,215

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
WESCO INTL INC COM	36,866	2,606
WESTERN ALLIANCE BANCORPORATION COM	141,375	6,981
WESTN DIGITAL CORP COM	47,154	3,760
WEX INC COM	34,892	3,989
WHITING PETE CORP COM STK	267,000	2,961
WINGSTOP INC COM	26,857	765
WINTRUST FINL CORP COM	131,469	9,413
WOODWARD INC COM	45,675	3,181
WORLD FUEL SERVICE COM STK	59,478	2,646
WRIGHT MEDICAL GROUP NV	82,793	2,085
WYNDHAM WORLDWIDE CORP COM STK	67,974	5,374
XCEL ENERGY INC COM	65,955	2,725
XEROX CORP COM	84,300	584
XILINX INC COM	105,393	6,134
XL GROUP LTD XL GROUP LTD COM NPV	137,700	5,173
XPO LOGISTICS INC COM	57,272	2,562
XYLEM INC COM	5,779	285
YUM CHINA HLDGS INC COM	29,282	805
ZAYO GROUP HLDGS INC COM	35,452	1,133
ZEBRA TECHNOLOGIES CORP CL A	75,325	6,302
ZELTIQ AESTHETICS INC COM	15,010	666
ZIONS BANCORP COM	237,422	10,017
ZOETIS INC COM CL 'A'	116,228	6,386
ZYNGA INC	696,600	1,755
TOTAL OTHER EQUITY SECURITIES		1,803,359
MUTUAL FUNDS
AMERICAN EUROPACIFIC GRTH-R6		547,668
PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL 722005626		652,472
TOTAL MUTUAL FUNDS		1,200,140
BONDS
21ST CENTY FOX 6.4% DUE 12-15-2035		262
ABBOTT LABS 2.9% DUE 11-30-2021		1,747
ABBOTT LABS 4.9% DUE 11-30-2046		721
ABBVIE INC 4.45% DUE 05-14-2046		481
ABBVIE INC FIXED 1.8% DUE 05-14-2018		2,116
ACTAVIS FDG SCS 3.45% DUE 03-15-2022		3,210
AERCAP IRELAND CAP 4.5% DUE 05-15-2021		2,730
AJAX MORTGAGE LOAN TRUST SER 16-C CL A 144A SETUP 10-25-2057		928
AL ECON SETTLEMENT AUTH BP SETTLEMENT REV 3.163 09-15-2025 BEO TAXABLE		2,096
AMERICAN INTERNATIONAL GROUP INC BNDS 4.8% DUE 07-10-2045 REG		585
AMERICREDIT 2.24% DUE 04-08-2022		1,220
AMERICREDIT 2.41% DUE 07-08-2022		940
AMERICREDIT 2.71% DUE 09-08-2022		404

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
AMERICREDIT AUTOMOBILE RECEIVABLES TR 2016-1 NT CL A-2-B 06-10-2019 REG		1,127
AMERICREDIT FLTG RT 1.59667% DUE 04-08-2019		805
AMERN INTL GROUP 4.5% DUE 07-16-2044		389
ANADARKO PETE CORP 4.5% DUE 07-15-2044		520
ANADARKO PETE CORP 6.6% DUE 03-15-2046		518
ANADARKO PETE CORP 6.95% DUE 06-15-2019		335
ANHEUSER-BUSCH 4.7% DUE 02-01-2036		345
ANHEUSER-BUSCH 4.9% DUE 02-01-2046		1,407
AON PLC 4.75% DUE 05-15-2045		593
APPLE INC 3.85% DUE 08-04-2046		1,623
AT&T INC 3.6% DUE 02-17-2023		3,952
AT&T INC 4.3 DUE 12-15-2042		466
AT&T INC 4.5% DUE 03-09-2048		416
AT&T INC 5.15% DUE 03-15-2042		269
BAMLL COML MTG 2.959% DUE 12-10-2030*		1,076
BANK AMER CORP 3.248% DUE 10-21-2027*		1,350
BANK AMER CORP CORP BD 4.125 DUE 01-22-2024 REG*		2,423
BANK AMER CORP FIXED 3.824% DUE 01-20-2028*		1,174
BARCLAYS PLC 4.95% DUE 01-10-2047		785
BB&T CO GLOBAL BK 2.625% DUE 01-15-2022		2,280
BERKSHIRE HATHAWAY 1.3% DUE 08-15-2019		1,384
BK AMER N A TRANCHE # 2.05% 12-07-2018*		488
BP CAP MKTS P L C 3.245 DUE 05-06-2022		2,446
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE		1,348
CALIFORNIA ST TAXABLE-BUILD AMER BDS 7.35% DUE 11-01-2039 REG TAXABLE		212
CAP 1 MULTI-ASSET FLTG RT 1.36222% DUE 02-15-2022		2,659
CAP AUTO 1.36% DUE 04-22-2019		1,002
CAPITAL ONE NATL ASSN MCLEAN VA 1.65% DUE 02-05-2018 REG		2,302
CARMAX AUTO OWNER TRUST SER 16-4 CL A3 1.4% 08-15-2021		1,703
CDN NAT RES LTD 5.9% DUE 02-01-2018		619
CDN NAT RES LTD 6.25% DUE 03-15-2038		108
CHARTER 3.579% DUE 07-23-2020		1,620
CHARTER 6.384% DUE 10-23-2035		439
CHARTER 6.484% DUE 10-23-2045		386
CHASE ISSUANCE TR CHASESERIES 2016-3 NT CL A FLTG 06-15-2023 REG		2,655
CITIBANK CR CARD 1.74% DUE 01-19-2021		3,195
CITIGROUP INC 2.7% DUE 03-30-2021		2,105
CITIGROUP INC 3.2% DUE 10-21-2026		916
CITIGROUP INC 4.125% DUE 07-25-2028		1,310
CLEV CLINIC FNDTN 4.858% DUE 01-01-2114		392
CMO CITIGROUP COML MTG TR SER 2013-GC17 CL A-4 4.131 DUE 11-10-46		451

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
CMO COMM 2013-CCRE9 MTG TR COML MTG PASSTHRU CTF A-4 DUE 07-10-2045 REG		531
CMO COMM 2013-LC6 MTG TR COML PASSTHRU CL A-4 2.941 01-10-2046		563
CMO COMM MTG TR 2015-PC1 CL A-5 3.902% DUE 07-10-2050		28
CMO CR SUISSE 1ST BSTN MTG SECS CORP 2003-19 CL I-A-19 5.25 08-25-2033		1,030
CMO CR SUISSE FIRST BOSTON MTG SECS CORP2003-27 CL IV-A-4 5.75 11-25-2033		119
CMO CWMBS INC 2003-59 MTG PASSTHRU CTF 3-A-1 ALT LN TR 6% DUE 12-25-2033 REG		1,176
CMO GS MTG SECS TR 2015-GC30 CL A-4 3.382% DUE 05-10-2050		70
CMO J P MORGAN MTG TR 2005-A1 MTG PASSTHRU CTF CL 6-T-1 DUE 02-25-2035 REG		1,508
CMO MORGAN STANLEY BK AMER MERRILL LYNCH TR COML MTG P DUE 07-15-2046 REG		298
CMO MORGAN STANLEY BK AMER MERRILL LYNCHTR MTG 4.064 DUE 02-15-2047 REG		144
CMO MORGAN STANLEY BK AMER MERRILL LYNCHTR MTG PASS THRU CTF CL A 02-15-2048		557
CMO MORGAN STANLEY BK OF AMER MERRILL LYNCH COML MTG 4.259% DUE 10-15-2046 REG		421
CMO WELLS FARGO COML MTG TR 2016-C37 3.794% DUE 12-15-2049 REG		587
CMO WELLS FARGO MTG BACKED SECS 2004-EE TR SER 2004-EE CL-2A1 DUE 12-25-2034 REG		1,277
COMCAST CORP 3.0% 02-01-2024		994
COMCAST CORP 4.5 BDS DUE 01-15-2043 REG		597
COMM 2013-CCRE11 3.983% DUE 10-10-2046		799
COMM 2013-CCRE8 FLTG RT 3.612% DUE 06-10-2046		104
CONOCOPHILLIPS GTD NT 6.5 DUE 02-15-2039REG		788
CONS EDISON CO N Y 5.7% DUE 12-01-2036		710
CPS AUTO 1.21% DUE 08-15-2018		7
CPS AUTO 1.53% DUE 07-15-2019		17
CPS AUTO 1.65% DUE 11-15-2019		62
CR AGRICOLE S A 4.125% DUE 01-10-2027		2,077
CSAIL 2016-C7 COML 3.502% DUE 11-15-2049		505
CSX CORP 3.8% DUE 11-01-2046		1,005
CVS HEALTH CORP 5.125% DUE 07-20-2045		312
DELMARVA PWR & LT CO 4.15% DUE 05-15-2045		819
DIAMOND 1 FIN CORP 8.1% DUE 07-15-2036		379
DISCOVER CARD 1.39% DUE 03-15-2022		2,960
DOMINION GAS HLDGS 2.5% DUE 12-15-2019		647
DOMINION GAS HLDGS 4.6% DUE 12-15-2044		191
DOMINION RES INC VA NEW 2.962% SUB NT 2013 SER B STEP UP 07-01-2019 07-01-2018		1,491
DR AUTO 1.38% DUE 08-15-2018		652
DT AUTO OWNER TR 1.44% DUE 11-15-2019		1,995

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
EMBRAER NETH FIN B 5.4% DUE 02-01-2027		648
ENCANA CORP 6.5% DUE 02-01-2038		854
ENCANA CORP 6.5% DUE 05-15-2019		1,170
ENERGY TRANSFER PARTNERS L P ENERGY TRANSFER PARTNERS 6.625% DUE 10-15-2036		1,500
ENLINK MIDSTREAM 2.7% DUE 04-01-2019		1,264
ENLINK MIDSTREAM 5.6% DUE 04-01-2044		558
ENLINK MIDSTREAM PARTNERS LP 5.05% DUE 04-01-2045		324
EXELON CORP 1.55% DUE 06-09-2017		985
EXELON CORP 5.625% DUE 06-15-2035		339
EXETER AUTOMOBILE 1.6% DUE 06-17-2019		6
EXETER AUTOMOBILE 1.84% DUE 11-16-2020		2,220
EXETER AUTOMOBILE 2.35% DUE 07-15-2020		329
FEDERAL HOME LN MTG CORP POOL #C03537 4.5% 08-01-2040		2,078
FEDERAL HOME LN MTG CORP POOL #G05964 4.5% 08-01-2040		84
FEDERAL HOME LN MTG CORP POOL #G07649 4.5% 05-01-2042		1,839
FEDERAL HOME LN MTG CORP POOL #G60440 3.5% 03-01-2046		2,334
FEDERAL HOME LN MTG CORP POOL #G60822 4.5% 08-01-2043		1,332
FEDERAL HOME LN MTG CORP TRANCHE 00079 SR 4646 CL DA 3.5% 01-15-2042		1,367
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0028 5% 02-01-2041		363
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1544 5.5% 08-01-2037		501
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3006 5% 07-01-2037		301
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5224 5% 02-01-2038		51
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5367 5% 07-01-2037		71
FEDERAL NATL MTG ASSN GTD MTG POOL #AL6964 5.5% 03-01-2041		137
FEDERAL NATL MTG ASSN GTD MTG POOL #AL7501 3.5% 10-01-2045		2,151
FEDERAL NATL MTG ASSN GTD MTG POOL #AL7991 3.5% 01-01-2046		679
FEDEX CORP 4.4% DUE 01-15-2047		845
FHLMC GOLD G67700 3.5 08-01-2046		1,849
FHLMC GOLD J10360 4 07-01-2024		180
FHLMC GOLD POOL Q45624 3.0% 01-01-2047		3,138
FHLMC GOLD Q02818 4.5% DUE 08-01-2041		424
FHLMC GOLD SINGLE FAMILY 3% 30 YEARS		7,739
FHLMC GOLD SINGLE FAMILY 3.5% 30 YEARS		7,456
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS		3,997
FHLMC GOLD V82528 4 07-01-2046		3,205
FHLMC GOLD V82553 4 08-01-2046		1,976
FHLMC MTN 6.25 07-15-2032		1,069
FHLMC MULTICLASS SER 004281 CL LG 4 01-15-2043		807
FHLMC MULTICLASS SER 3954 CL HU 4 05-15-2029		150
FHLMC PREASSIGN 00074 2.375 01-13-2022		2,429
FLAGSHIP CR AUTO 1.21% DUE 04-15-2019		34
FLAGSHIP CR AUTO 1.43% DUE 12-16-2019		35
FLAGSHIP CR AUTO 1.47% DUE 03-16-2020		1,280
FLAGSHIP CR AUTO 1.61% DUE 12-15-2019		1,817

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
FLAGSHIP CR AUTO 1.63% DUE 06-15-2020		8
FLAGSHIP CR AUTO 2.28% DUE 05-15-2020		437
FLAGSHIP CR AUTO 2.38% DUE 10-15-2020		379
FNMA 2.625% 09-06-2024		1,303
FNMA POOL #190354 5.5% 12-01-2034		83
FNMA POOL #310104 5.5% 08-01-2037		933
FNMA POOL #310151 5.5% 11-01-2034		733
FNMA POOL #725027 5% 11-01-2033		103
FNMA POOL #725223 5.5% 03-01-2034		706
FNMA POOL #735212 5% 12-01-2034		174
FNMA POOL #889117 5% 10-01-2035		161
FNMA POOL #932639 5% 03-01-2040		99
FNMA POOL #AB3467 4.5% 02-01-2035		1,528
FNMA POOL #AB9243 3% 05-01-2043		1,014
FNMA POOL #AD3128 5% 04-01-2040		750
FNMA POOL #AD8527 4.5% 08-01-2040		757
FNMA POOL #AE0115 5.5% 12-01-2035		83
FNMA POOL #AE0201 5.5% 08-01-2037		559
FNMA POOL #AL8139 4% 02-01-2032		168
FNMA POOL #AS5190 3.5% 06-01-2045		2,705
FNMA POOL #AS5453 3.5% 07-01-2045		841
FNMA POOL #AS5640 3.5% 08-01-2045		1,922
FNMA POOL #AS6563 3.5% 01-01-2046		613
FNMA POOL #AS6752 3.5% 02-01-2046		2,346
FNMA POOL #AS6839 4% 03-01-2046		464
FNMA POOL #AS6840 4% 03-01-2046		2,880
FNMA POOL #AS7312 3.5% 06-01-2046		3,082
FNMA POOL #AS7383 3.5% 06-01-2046		280
FNMA POOL #AS7591 3.5% 07-01-2046		305
FNMA POOL #AS7598 4% 07-01-2046		3,181
FNMA POOL #AS8139 4% 10-01-2046		236
FNMA POOL #AS8623 3% 01-01-2047		1,649
FNMA POOL #AZ9239 3.5% 10-01-2045		611
FNMA POOL #BC0170 4% 01-01-2046		1,796
FNMA POOL #BC4414 3.5% 03-01-2046		645
FNMA POOL #BC6027 3.5% 05-01-2046		1,086
FNMA POOL #BD0444 3.5% 06-01-2046		1,831
FNMA POOL #BD3004 3% 08-01-2046		47
FNMA POOL #BD7967 3% 09-01-2046		140
FNMA POOL #BD8248 3% 09-01-2046		132
FNMA POOL #BD8291 3% 11-01-2046		372
FNMA POOL #MA0293 4.5% 01-01-2030		153
FNMA REMIC TR 2005-35 CL-DZ PRIN ONLY 5 04-25-2035		329
FNMA REMIC TR 2010-114 CL-BA 4 07-25-2039		188

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS		8,620
FNMA SINGLE FAMILY MORTGAGE 3% 15 YEARS		7,407
FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS		26,731
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS		8,313
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS		5,067
FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS		8,983
FORD CR AUTO OWNER 1.22% DUE 03-15-2021		2,298
FORD CR AUTO OWNER FIXED 1.92% DUE 04-15-2022		3,955
FORD CR AUTO OWNER FLTG RT 2.03% DUE 12-15-2027		1,044
FORD CR FLOORPLAN 1.95% DUE 11-15-2021		848
FORD MTR CO DEL 5.291% DUE 12-08-2046		1,066
GE CAP INTL FDG CO 4.418% DUE 11-15-2035		1,349
GNMA II JUMBOS 3.5 30 YEARS		17,730
GNMA II JUMBOS 4% 30 YEARS		12,698
GOLDMAN SACHS 4.75% DUE 10-21-2045*		1,443
GOLDMAN SACHS GROUP INC SR NT 3.625 01-22-2023*		939
GS MTG SECS TR 3.135% DUE 06-10-2046		200
GS MTG SECS TR 4.271% DUE 11-10-2046		22
HONDA AUTO 1.21% DUE 12-18-2020		1,998
HSBC HLDGS PLC 4.375% DUE 11-23-2026		828
HUNGARY REP NT 6.375% DUE 03-29-2021 REG		2,105
IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C		891
ITC HLDGS CORP 5.3% DUE 07-01-2043		943
JPMORGAN CHASE & 2.95% DUE 10-01-2026		1,108
JPMORGAN CHASE & 3.625% DUE 12-01-2027		1,591
JPMORGAN CHASE & CO 3.782% DUE 02-01-2028		713
JPMORGAN CHASE & FIXED 2.25% DUE 01-23-2020		2,148
KINDER MORGAN 4.15% DUE 02-01-2024		1,788
KINDER MORGAN INC 5.3% DUE 12-01-2034		867
KINDER MORGAN INC/DELAWA 3.05% DUE 12-01-2019		808
KRAFT HEINZ FOODS 2% DUE 07-02-2018		871
KRAFT HEINZ FOODS 4.375% DUE 06-01-2046		407
KRAFT HEINZ FOODS 5.2% DUE 07-15-2045		750
LLOYDS BKG GROUP 3.75% DUE 01-11-2027		1,287
LYONDELLBASELL 4.625% DUE 02-26-2055		646
MEDTRONIC INC 4.625% DUE 03-15-2045		619
MET LIFE GLOBAL 1.3% DUE 04-10-2017		2,997
MET LIFE GLOBAL 3.45% DUE 12-18-2026		2,280
MICROSOFT CORP FIXED 4.25% DUE 02-06-2047		2,138
MORGAN STANLEY 3.125% DUE 07-27-2026		903
MORGAN STANLEY BK 3.787% DUE 02-15-2047		280
MPLX LP 4.5% DUE 07-15-2023		2,158
NEW JERSEY ST TRANSN TR FD AUTH 5.754% 12-15-2028 BEO TAXABLE		1,481

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
NEW YORK & 4.763% DUE 08-01-2116		518
NEWELL BRANDS INC 5.5% DUE 04-01-2046		694
NEXTERA ENERGY CAP 2.056% DUE 09-01-2017		1,820
NEXTERA ENERGY CAP 2.7% DUE 09-15-2019		1,336
NOBLE ENERGY INC 8.25% DUE 03-01-2019		1,594
ORACLE CORP 3.85% DUE 07-15-2036		1,053
ORACLE CORP 4% DUE 07-15-2046		592
PETROLEOS 5.625% DUE 01-23-2046		502
PLAINS ALL AMERN 6.65% DUE 01-15-2037		1,029
PRESTIGE AUTO 2.88% DUE 11-15-2022		259
PROGRESS ENERGY 7.75% DUE 03-01-2031		2,889
PROGRESS ENERGY SR NT 7.05 DUE 03-15-2019		1,557
PVLPL CMO GS MORTGAGE SECURITI GSMS SER 2012-BWTR CL A 2.954 DUE 11-07-2034		607
PVTPL 1ST INVS AUTO OWNER TR 2016-2 AB NT CL A-1 144A 1.53 DUE 11-16-20		1,273
PVTPL BAYVIEW OPPORTUNITY MASTER FD IIIA TR 20 ABS CL A1 STEP UP 09-28-2031		478
PVTPL BAYVIEW OPPORTUNITY MASTER FD TR SER 16-RPL3 CL A1 144A 3.4748% 07-28-31		257
PVTPL BAYVIEW OPPORTUNITY MASTER FD TR SER 17-NPL1 CL A1 STEP UP 144A 01-28-32		810
PVTPL CARFINANCE CAP AUTO TR 2015-1 NT CL A 144A 1.75% DUE 06-15-2021		677
PVTPL CHRYSLER CAP AUTO RECEIVABLES TR 2016-B NT CL A-3 144A 1.64 07-15-2021		1,994
PVTPL CMO COMM MORTGAGE TRUST SER 2015 3BP CL A 3.178% DUE 02-10-2035		15
PVTPL CMO CPS AUTO RECEIVABLES TR 2016-B CL A 144A 2.07% 11-15-2019		1,090
PVTPL CMO CREDIT SUISSE MORTGAGE TRUST SER 2014-USA CL A2 3.953% DUE 09-15-2037		342
PVTPL CMO GS MTG SECS CORP TR 2012-SHOP COML MTG CTF CL A 144A 2.933 6/5/31		1,622
PVTPL CMO MORGAN STANLEY SER 2014-CPT CLA 144A 3.35 DUE07-13-2029		881
PVTPL CORPORACION NACIONAL DEL COBRE DE CHILE NT 3.875 DUE 11-03-2021		1,556
PVTPL CPS AUTO RECEIVABLES TR 2014-D CL A 1.49% DUE 04-15-2019		57
PVTPL CPS AUTO RECEIVABLES TR 2015-C NT CL A 144A 1.77% DUE 06-17-2019		694
PVTPL CPS AUTO RECEIVABLES TR 2016-C 1.62% DUE 01-15-2020		2,278
PVTPL CPS AUTO RECEIVABLES TR 2016-D 1.5% DUE 06-15-2020		2,062
PVTPL CVS LEASE BACKED PASS THRU SER 2013 TR 4.704 01-10-2036		950
PVTPL CVS LEASE BACKED PASS THRU SER 2014 TR PASSTHRU CTF 4.163 08-11-2036		311
PVTPL DIAMOND 1 FIN CORP/DIAMOND 2 BNDS 144A 8.35% DUE 07-15-2046		494
PVTPL DP WORLD LTD GLOBAL MEDIUM TERM NTS 144A 6.85 DUE 07-02-2037		342

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
PVTPL DRIVE AUTO RECEIVABLES TRUST SER 17-AA CL A2 1.48% 03-15-2019		4,116
PVTPL DT AUTO OWNER TR 2015-3 AST BACKEDNT CL A 144A 1.66 DUE 03-15-2019		278
PVTPL DT AUTO OWNER TR 2016-3 AST BACKEDNT CL A 144A 1.75 DUE 11-15-2019		1,019
PVTPL FIRST INVS AUTO OWNER TR 2013-3A CL A3 1.44 10-15-2019		12
PVTPL FIRSTENERGY TRANSMISSION LLC SR NT144A 5.45% DUE 07-15-2044/05-19-2014		874
PVTPL FORTIS INC NT 144A 2.1% DUE 10-04-2021/10-04-2016		638
PVTPL FORTIS INC NT 144A 3.055% DUE 10-04-2026/10-04-2016		1,761
PVTPL ING BK N V MEDIUM TERM NTS BOOK ENTRY 14 TRANCHE # TR 9 2.0% DUE 11-26-18		1,652
PVTPL JERSEY CENT PWR & LT CO SR NT 144A4.7% DUE 04-01-2024/08-21-2013		1,471
PVTPL LIBERTY MUT GROUP INC GTD SR NT 4.85 DUE 08-01-2044		377
PVTPL MONDELEZ INTL HLDGS NETH B V NT 144A 1.625 DUE 10-28-2019/10-28-2016		2,244
PVTPL MONDELEZ INTL HLDGS NETH B V NT 144A 2% DUE 10-28-2021/10-28-2016		1,919
PVTPL NYMT RESIDENTIAL 2016-RP1 LLC NT CL A 144A VAR RT DUE 03-25-2021		286
PVTPL PRICOA GLOBAL FUNDING I PRICOA GLOBAL FUNDING I 1.9% DUE 09-21-2018		905
PVTPL TORONTO DOMINION BK RT 1.95% DUE 04-02-2020		642
PVTPL U.S. RESIDENTIAL OPPORTUNITY FD III TR 2 ABS CL A 3.4747% 07-27-2036		343
PVTPL VERICREST OPPORTUNITTY LN TRANSFEREE ABS SER 2014-NPL10 CL A-110-25-2054		245
PVTPL VERICREST OPPORTUNITY LOAN TRANSFEREE SER 2015-NPL1 CL A1 DUE 10-25-2057		213
PVTPL VOLT SER 2014-NPL7 CL A-1 STEP UP 08-27-2057		109
PVTPL VOLT XLIX LLC SER 16-NPL9 CL A1 144A STEP 09-25-2046		1,218
PVTPL VOLT XLV LLC ASSET BACKED NT CL A-1 144A VAR RT DUE 05-25-2046		713
PVTPL VOLT XLVIII LLC ASSET BACKED NT 2016-NPL8 CL A-1 VAR RT STEP UP 07-25-2046		380
PVTPL VOLT XXII LLC SER 2015-NPL4 CL A-1 VARDUE 02-25-2055		257
PVTPL VOLT XXVI LLC SER 2014-NPL6 CL A-1 FLTG RT 09-25-2043		1,266
PVTPL VOLT XXXI LLC ASSET BACKED NT SER 2015-NPL2 CL A-1 DUE 02-25-2055		576
PVTPL VOLT XXXII LLC SER 2015-NPL3 CL A1144A 3.375% DUE 10-25-2058		85
PVTPL VOLT XXXVI LLC SER 15-NP10 CL A1 STEP-UP DUE 07-25-2045		81
PVTPL VOLT XXXVIII LLC STEP UP DUE 09-25-2045		324
QATAR ST BD 144A 2.375% DUE 06-02-2021		1,483
RAIZEN FUELS FIN S 5.3% DUE 01-20-2027		971
REYNOLDS AMERN INC FIXED 2.3% DUE 06-12-2018		2,723
ROYAL BANK OF CANADA 2.75% SNR MTN 02-01-2022 USD 'G'		2,346
ROYAL BK CDA 1.5% DUE 07-29-2019		1,491
SANTANDER DR AUTO 1.82% DUE 05-15-2019		72

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
SANTANDER DR AUTO 1.83% DUE 01-15-2020		1,315
SANTANDER DR AUTO 2.46% DUE 03-15-2022		1,287
SANTANDER DRIVE AUTO RECEIVABLES TR SER 15-5 CL A2B 11-15-2018		48
SAUDI ARABIA KINGDOM TRANCHE # TR 1 2.375% DUE 10-26-2021 REG		1,381
SAUDI ARABIA KINGDOM TRANCHE # TR 3 4.5%DUE 10-26-2046 REG		347
SEMPRA ENERGY 9.8% DUE 02-15-2019		3,795
SHIRE ACQUISITIONS 2.875% DUE 09-23-2023		1,025
SOUTHERN CO 2.35% DUE 07-01-2021		1,108
SOUTHERN CO 4.4% DUE 07-01-2046		766
STRUCTURED ADJ FLTG RT 3.309944% DUE 09-25-2034		439
SUNCOR ENERGY INC 6.1% DUE 06-01-2018		1,172
TENNESSEE VY AUTH GLOBAL PWR BD 2012 SERB 3.5% DUE 12-15-2042 REG		849
TENNESSEE VY AUTH GLOBAL PWR BD SER A 4.25% DUE 09-15-2065 REG		982
TIME WARNER CABLE 7.3% DUE 07-01-2038		338
TOYOTA AUTO 1.23% DUE 10-15-2020		5,114
TOYOTA MTR CR CORP 1.55% DUE 10-18-2019		3,172
TRANSCANADA 1.625% DUE 11-09-2017		843
TTX CO MEDIUM TERM NTS BOOK ENTRY 144A TRANCHE # TR 00059 2.25% DUE 02-01-2019		1,361
UBS AG STAMFORD 1.375% DUE 06-01-2017		1,766
UNITED STATES OF AMER TREAS BONDS DTD 05/15/2016 2.5% DUE 05-15-2046 REG		2,805
UNITED STATES TREAS BDS 2.25% DUE 08-15-2046		1,527
UNITED STATES TREAS BDS 00202 4.75% DUE 02-15-2037 REG		11,330
UNITED STATES TREAS BDS 00245 2.875% DUE 08-15-2045 REG		8,421
UNITED STATES TREAS BDS 3% DUE 05-15-2045		4,105
UNITED STATES TREAS BDS DTD 00246 3% DUE11-15-2045 REG		2,287
UNITED STATES TREAS BDS DTD 00247 2.5% DUE 02-15-2046 REG		193
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG		5,052
UNITED STATES TREAS NTS 1.5% BDS 15/08/26 USD1000 1.5% DUE 08-15-2026 REG		6,641
UNITED STATES TREAS NTS 1.625% DUE 07-31-2020 REG		4,797
UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG		3,508
UNITED STATES TREAS NTS 1.625% DUE 05-15-2026		7,839
UNITED STATES TREAS NTS DTD 02/29/2016 1.5% DUE 02-28-2023 REG		1,165
UNITED STATES TREAS NTS DTD 03/31/2016 1.25% DUE 03-31-2021 REG		10,224
UNITED STATES TREAS NTS DTD 04/30/2015 1.375% DUE 04-30-2020 REG		150
UNITED STATES TREAS NTS DTD 04/30/2016 .75% DUE 04-30-2018 REG		2,571
UNITED STATES TREAS NTS DTD 04/30/2016 1.625% DUE 04-30-2023 REG		562
UNITED STATES TREAS NTS DTD 07/31/2016 1.125% DUE 07-31-2021 REG		2,490

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
UNITED STATES TREAS NTS DTD 10/31/2015 1.375% DUE 10-31-2020 REG		20,176
UNITED STATES TREAS NTS DTD 12/15/2015 1.25% DUE 12-15-2018 REG		107
UNITED STATES TREAS NTS DTD 12/31/2015 1.75% DUE 12-31-2020 REG		257
UNITED STATES TREAS NTS FIXED 1.375% DUE 09-30-2020		19,312
UNITED STATES TREAS NTS TREASURY NOTE 2.25% DUE 12-31-2023 REG		1,406
UNITED STATES TREAS NTS TREASURY NOTE 1%DUE 10-15-2019 REG		1,065
UNITED STATES TREAS NTS TREASURY NOTE 2%DUE 12-31-2021 REG		2,882
UNITED STATES TREAS NTS US TREASURY N/B 1.75 11-30-2021 1.75 DUE 11-30-2021 REG		6,185
UNITED STATES TREAS NTS WI TREASURY NOTE.75% DUE 10-31-2018 REG		9,627
UNITED STATES TREAS NTS WI TREASURY NOTE1% DUE 11-30-2018 REG		4,877
UNITED STATES TREAS NTS WI TREASURY NOTE2% DUE 11-15-2026 REG		6,122
UNITED STATES TREASURY 1.25% DUE 10-31-2021 REG		22,370
UNIVERSITY CALIF REVS 4.767% 05-15-2115 BEO TAXABLE		642
UTD AUTO CR 1.67% DUE 09-10-2018		1,805
UTD STATES TREAS 1.125% DUE 08-31-2021		1,601
UTD STATES TREAS 1.125% DUE 09-30-2021		14,683
UTD STATES TREAS 1.375% DUE 04-30-2021		809
UTD STATES TREAS 1.5% DUE 03-31-2023		2,728
UTD TECHNOLOGIES STEP CPN 1.778% DUE 05-04-2018		4,123
VA ELEC & PWR CO 4% DUE 11-15-2046		609
VALE OVERSEAS LTD 6.875% DUE 11-21-2036		947
VERICREST OPPORTUNITY LOAN TRANSFEREE SERIES 2015-NPL7 CLS A1 02-25-55		266
VERIZON 4.272% DUE 01-15-2036		1,700
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG		2,181
VIACOM INC NEW 3.45% DUE 10-04-2026		511
WELLS FARGO & CO 4.75% DUE 12-07-2046		422
WELLS FARGO & CO 4.9% DUE 11-17-2045		563
WELLS FARGO COML 3.617% DUE 09-15-2057		110
WELLS FARGO COML 3.64% DUE 12-15-2059		503
WELLS FARGO COML 3.789% DUE 12-15-2047		439
WESLEYAN UNIV CONN 4.781% DUE 07-01-2116		635
WESTLAKE CHEM CORP 5% DUE 08-15-2046		571
WESTPAC BKG CORP 2% DUE 08-19-2021		3,121
WFRBS COML MTG TR 3.073% DUE 06-15-2046		492
WFRBS COML MTG TR 3.337% DUE 06-15-2046		53
WI ENERGY CORP FIXED 1.65% DUE 06-15-2018		1,223
WILLIAMS PARTNERS 6.3% DUE 04-15-2040		1,043
XCEL ENERGY INC 1.2% DUE 06-01-2017		1,342
XCEL ENERGY INC 2.6% DUE 03-15-2022		914
TOTAL BONDS		640,418

(Amounts in thousands, except share information)
Security Name		Shares held at January 31, 2017	Investments at Fair Value
COMMON/COLLECTIVE TRUSTS
NTGI COLL DLY GOVT STIF*			277
AEW GLOBAL PROPERTIES TRUST FUND DC FUND CLASS A			298,808
AQR EMERGING EQUITIES FUND CLASS B			185,804
BLACKROCK GOVERNMENT MONEY MARKET			377,865
BLACKROCK MSCI ACWI EX US IMI INDEX NL UND CL F			1,597,475
BLACKROCK RUSSELL 1000 DEFENSIVE INDEX NL FUND F			151,320
BLACKROCK RUSSELL 1000 INDEX NL F FUND			6,039,920
BLACKROCK RUSSELL 2000 INDEX NL			258,647
BLACKROCK RUSSELL 2500 INDEX NL FUND F			60,646
BLACKROCK US DEBT INDEX NON LENDABLEFUND F			939,551
BLACKROCK US TIPS NL F (667825)			187,334
COHEN & STEERS GLOBAL LISTED INFRASTRUCTURE FUND			68,442
CORECOMMODITY MANAGEMENT DIVERSIFIED I CIT FUND			217,815
DRZ SMALL CAP VALUE COLLECTIVE FUNDRZ SMALL CAP VALUE COLTV FD			144,062
FIERA ASSET MANAGEMENT USA INTERNATIONAL EQUITY COLLECTIVE TRUST CLASS 1			551,271
FIRST STE INV GL LISTED INF FD TIER IV 66585Y604*			136,864
GOLDMAN SACHS COLLECTIVE TRUST CORE PLUS FIXED INCOME FUND S SERIES 2470*			604,410
GRESHAM DJF COLLECTIVE INVESTMENT FUND			146,260
HARDING LOEVNER EMERGING MARKETS COLLECTIVE FUND FD 315			184,679
INVESCO GLOBAL REAL ESTATE SECURITIES TRUST GRE			450,877
JPMCB SHORT DURATION BOND FUND			598,864
MONARCH SMALL MID CAP VALUE FUND CLA MPSMWSS W			311,748
MONDRIAN GROUP TR WAL-MART FOCUSED INTL EQUITY FD			357,609
NORTHN TR CO SUB-ADVISED COLTV FD COLTV LSV INTL ACWI EX US 138*			725,662
NUVEEN GLOBAL INFRASTRUCTURE FUND CLASS J			138,332
PGI CIT GLOBAL PROPERTY			449,412
PRESIMA GLOBAL REAL ESTATE CONCENTRATED*			297,850
PRUDENTIAL CORE PLUS TRUST CL NONE PM8 - 32439			606,002
ROBECO CT BOSTON PARTNERS LARGE CAP VALUE F 77029W807			250,490
ROBECO CT WPG PARTNERS SMALL CAP VAL 77029W872UE			143,336
WELLINGTON CIF II COMMODITIES 3448			370,842
TOTAL COMMON COLLECTIVE TRUSTS			16,852,474
TOTAL INVESTMENTS			$23,244,308

CASH AND CASH EQUIVALENTS			$16,650

NOTES RECEIVABLE FROM PARTICIPANTS	Rate of Interest	Maturity	Fair Value
Various (144,513 notes receivable)	4.25-4.75%	1 Month - 15 Years	$952,901
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart 401(k) Plan

Date: July 14, 2017	By:	/s/ Jacquelin L. Telfair
Jacquelin L. Telfair
Senior Vice President, Global Total Rewards & Performance, Wal-Mart Stores, Inc. and Administrator of the Walmart 401(k) Plan
Wal-Mart Stores, Inc.